NOTIFICATION OF LATE FILING

                                   Form 12b-25


     SEC  File  Number  0-16886
     CUSIP  Number:  816618  10  2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[  X  ]  Form  10-K  and  Form  10-KSB     [    ] Form 11-K     [    ] Form 20-F
[  ]  Form  10-Q  and  Form  10-QSB     [    ]  Form  N-SAR

For  Period  Ended:     December  31,  2002



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                                    -------------




PART  1-REGISTRANT  INFORMATION
-------------------------------


Semele  Group  Inc.
-------------------
Full  Name  of  Registrant

N/A
---
Former  Name,  if  Applicable

200  Nyala  Farms
-----------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Westport,  CT  06880
--------------------
City,  State  and  Zip

Form  12b-25
Page  Two



PART  II-Rules  12b-25  (b)  AND  (c)
-------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[XX]     (a)     The  reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART  III-NARRATIVE
-------------------


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare a complete and accurate accounting of the fiscal year ending December 31, 2002. The delay is due to the Company requiring additional time to review the accounting treatment of various transactions. The Registrant expects to be completed with the financial statements by April 15, 2003 and, therefore, Form 10-K is expected to be filed within the prescribed extension period.



PART  IV-OTHER  INFORMATION
---------------------------


(1) Name and telephone number of person to contact in regard to this notification.

     Richard  K  Brock     619     299-4133
     -----------------     ---     --------
        (Name)        (Area  Code) (Telephone  Number)

Form  12b-25
Page  Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If  the  answer  is  no,  identify  report(s).
          [X]  Yes     [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
          [X]  Yes     [   ]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



     SEMELE  GROUP  INC.
     -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March  31,  2003          By:/s/  Richard  K  Brock
       ----------------             ----------------------
                              Chief Financial Officer of Semele Group Inc. (Duly Authorized Officer)

                            ATTACHMENT TO FORM 12b-25



Part  IV-Other  Information
---------------------------

The estimated results of operations for the twelve months ending December 31, 2002 compared to the actual results for the twelve months ending December 31, 2001 and 2000 are as follows (in thousands):



                                                2002      2001       2000
                                              -------   --------   -------
Total revenues                                $18,571   $ 25,227   $25,596
Total expenses                                 25,562     41,342    22,972
                                              -------   --------   -------

(Loss) income before income taxes, equity
  income (loss) and minority interests         (6,991)   (16,115)    2,624

Equity (loss) income in affiliated companies     (486)     2,156         -
Equity loss in non-affiliated companies        (2,367)      (628)   (2,867)

Provision for income taxes                        774      1,611         -
Elimination of consolidated subsidiaries'
  minority interests                            9,279     12,269      (666)
                                              -------   --------   -------

Net loss                                      $(1,339)  $ (3,929)  $  (909)
                                              ========  =========  ========





The decrease in revenues for each year from fiscal 2000 to 2002 is primarily attributable to a decrease in the Company's lease revenues and management fee income. The decrease in lease revenues and management fees is due to the disposition of equipment. The increase in expenses from fiscal 2000 to 2001 is attributable to the acquisition of PLM International, Inc. ("PLM"). The decrease in expenses from fiscal 2001 to 2002 is attributable to a decrease in general and administrative costs at MILPI Holdings, LLC ("MILPI") offset by an increase in repairs and maintenance costs associated with AFG Investment Trust D re-lease of an aircraft. The decrease in MILPI's general and administrative expenses is primarily attributable to the relocation and consolidation of corporate service functions during May 2001.